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17005920

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29579

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wright Investors' Service Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

177 West Putnam Avenue
(No. and Street)

Greenwich	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
AM Moody III 203-783-4400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper, LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
FEB 27 2017
Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM

OATH OR AFFIRMATION

I, AM Moody III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wright Investors' Service Distributors, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HELEN B IWASCZYSZYN
NOTARY PUBLIC
CONNECTICUT
My Commission Expires August 31, 2020

Helen B. Iwasczyszyn
Notary Public

A M Moody III
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of ~~Changes in Financial Condition~~. Cash Flow
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✓ Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2016
(with supplementary information)

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

Contents

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Wright Investors' Service Distributors, Inc.

We have audited the accompanying statement of financial condition of Wright Investors' Service Distributors, Inc. (the "Company") as of December 31, 2016, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wright Investors' Service Distributors, Inc. as of December 31, 2016 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The Schedule of Computation of Net Capital Pursuant to the SEC Uniform Net Capital Rule 15c3-1 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in the Schedule of Computation of Net Capital Pursuant to the SEC Uniform Net Capital Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

EisnerAmper LLP

New York, New York
February 15, 2017

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

Statement of Financial Condition
December 31, 2016

ASSETS	
Cash	$ 90,864
Accounts receivable	48,582
Prepaid expenses	17,397
Total assets	$ 156,843
LIABILITIES AND SHAREHOLDER'S EQUITY	
Liabilities:	
Accounts payable	$ 45,774
Shareholder's equity:	
Common stock, $1 par; authorized, issued and outstanding, 1,000 shares	1,000
Capital in excess of par	150,856
Retained earnings	801,911
Less: Due from Parent	(842,698)
Total shareholder's equity	111,069
Total liabilities and shareholder's equity	$ 156,843

See notes to financial statements

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

Statement of Operations
Year Ended December 31, 2016

Revenue:	
Mutual fund distribution fees from affiliated funds	$ 98,978
Commissions from non-affiliated funds	393,670
Total revenue	492,648
Expenses:	
Promotional activities	56,889
Commissions to other brokers	160,491
Travel and entertainment	11,570
Professional fees	15,110
Outside services	32,979
Third party administrator fees	108,366
Other	39,192
Total expenses	424,597
Income before income taxes	68,051
Income tax expense	16,000
Net income	$ 52,051

See notes to financial statements

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

Statement of Changes in Shareholder's Equity
Year Ended December 31, 2016

	Common Stock		Capital In Excess of Par	Retained Earnings	Due From Parent	Total Shareholder's Equity
	Shares	Amount				
Balance, January 1, 2016	1,000	$ 1,000	$ 150,856	$ 749,860	$ (756,264)	$ 145,452
Allocation of expenses from Parent					84,566	84,566
Income tax payable to Parent					16,000	16,000
Payments to Parent, net					(187,000)	(187,000)
Net income				52,051		52,051
Balance, December 31, 2016	1,000	$ 1,000	$ 150,856	$ 801,911	$ (842,698)	$ 111,069

See notes to financial statements

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

Statement of Cash Flows
Year Ended December 31, 2016

Cash flows from operating activities:	
Net income	$ 52,051
Adjustments to reconcile net income to net cash provided by operating activities:	
Allocation of expenses from Parent	84,566
Income tax payable to Parent	16,000
Changes in operating assets and liabilities:	
Accounts receivable	34,121
Prepaid expenses	110
Accounts payable	(1,252)
Net cash provided by operating activities	185,596
Cash flows from financing activities:	
Payments to Parent, net	(187,000)
Net cash used in financing activities	(187,000)
Net decrease in cash	(1,404)
Cash - beginning of year	92,268
Cash - end of year	$ 90,864

See notes to financial statements

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

Notes to Financial Statements
December 31, 2016

NOTE A - DESCRIPTION OF BUSINESS

Wright Investors' Service Distributors, Inc. (the "Company") is a wholly owned subsidiary of The Winthrop Corporation ("TWC", or the "Parent") which, in turn, is a wholly owned subsidiary of Wright Investors' Service Holdings, Inc., a publicly traded company. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is registered as a broker-dealer in Puerto Rico and every state except Alaska and Hawaii.

The Company acts solely as the principal underwriter and distributor for mutual funds sponsored by TWC and other companies. The Company does not maintain customer accounts and neither receives nor holds customer securities or funds.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[2] Revenue recognition:

The Company earns revenue by providing underwriting and distribution services to affiliated mutual funds known as 12b-1 fees. Mutual fund distribution fees are recorded monthly based on a percentage of fund assets. Expense limitation agreements are in effect with affiliated funds pursuant to which the Company has agreed to waive all or a portion of their fees and reimburse expenses to the extent that total annual operating expenses of the funds, as defined, exceed a percentage of their average daily net assets. Affiliated fund revenue is shown net of fund waivers.

Commission revenue is earned based on a percentage of the average daily market value of clients' investment holdings in non-affiliated funds. Commission revenue is estimated and recorded on a monthly basis and adjusted to actual upon receipt of payment from non- affiliated funds.

[3] Fair Value Measurements:

The recorded amounts of the Company's cash, accounts receivable and accounts payable approximate their fair values principally because of the short-term nature of these items.

[4] Cash:

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company does not believe it is exposed to any significant credit risk.

[5] Accounts receivable:

The Company continuously monitors the creditworthiness of customers and establishes an allowance for uncollectible amounts based on current economic trends, historical payment and bad debt write-off experience, and any specific customer related collection issues. As of December 31, 2016, no allowance was considered necessary.

NOTE C - RELATED PARTY TRANSACTIONS

An officer of the Company is also an officer of the affiliated mutual funds.

The Company advances funds on an as-needed basis to TWC. These advances are noninterest-bearing and are payable on demand. Such balance has been classified as a reduction of shareholder's equity in the accompanying statement of financial condition as the Company does not anticipate that the amount due from TWC will be re-paid and will ultimately be distributed as a dividend to TWC.

The Company has an expense sharing arrangement with TWC whereby indirect general and administrative expenses are allocated to the Company. During the year ended December 31, 2016, TWC allocated approximately $85,000 of expenses to the Company, which was offset against the balance due from TWC. The expenses were comprised of approximately $57,000 of Promotional activities, $11,000 of Travel and entertainment, $2,000 of Outside services and $15,000 of Other.

NOTE D - NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital requirement of the SEC under Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2016, the Company had net capital and minimum net capital requirements of $45,090 and $5,000, respectively, and an aggregate indebtedness to net capital ratio of 1.02 to 1.

The Company claims exemption from the provisions of SEC's Rule 15c3-3 in that the Company's activities are limited to those set forth in the conditions for exemption described in paragraph (k)(1).

NOTE E - INCOME TAXES

The Company is included in the consolidated federal income tax return of Wright Investors' Service Holdings, Inc. and also is included in a combined Connecticut tax return with its parent TWC and other subsidiaries of TWC. However, for financial reporting purposes, the Company determines its federal and state income tax provisions on a separate company basis with any liability for taxes payable to TWC.

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to carryforwards and to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for deferred tax assets if realization is not considered more likely than not.

At December 31, 2016, the Company had no deferred tax assets or liabilities.

The Company's income tax expense for the year ended December 31, 2016 consisted of federal income taxes of $11,000 and state income taxes of $5,000. The Company's effective tax rate of approximately 24% differed from the statutory federal tax rate of 34% mainly because of state income taxes and lower graduated corporate tax rates.

The Company applied the "more-likely-than-not" recognition threshold to all tax positions taken or expected to be taken, which resulted in no unrecognized tax benefits as of December 31, 2016. Interest and penalties that would accrue according to relevant tax law would be classified as interest and other expense, respectively, on the statement of operations.

SUPPLEMENTARY INFORMATION

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

Schedule of Computation of Net Capital Pursuant to the SEC Uniform Net Capital Rule 15c3-1
December 31, 2016

Total shareholder's equity	$ 111,069
Deductions and/or charges:	
Non-allowable assets:	
Accounts receivable	48,582
Prepaid expenses	17,397
Total deductions and/or charges	65,979
Net capital	45,090
Minimum net capital required pursuant to Uniform Net Capital Rule 15c3-1	5,000
Excess of net capital over minimum requirements	$ 40,090
Total aggregate indebtedness	$ 45,774
Required minimum net capital (greater of 6.67% of total aggregate indebtedness ($3,053) or $5,000)	$ 5,000
Ratio of total aggregate indebtedness to net capital	1.02 to 1

There is no material difference between the computation of net capital pursuant to Rule 15c3-1 included in this report and the computation included with the Company's corresponding December 31, 2016 computation of net capital reported to FINRA.

EisnerAmper
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Wright Investors' Service Distributors, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Wright Investors' Service Distributors, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:(1) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EisnerAmper LLP

New York, New York
February 15, 2017

Wright Investors' Service Distributors, Inc. Exemption Report

Wright Investors' Service Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F. R.§ 240.15c3-3 (kl).

(2) The Company met the identified exemption provisions in 17 C.F.R § 240.15c3-3 (k) throughout the year ended December 31, 2016, without exception.

Wright Investors' Service Distributors, Inc.

I, A.M. Moody III, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: A M Moody III

Title: President, CCO, CFO (FinOps)

February 14, 2017

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Board of Directors and Shareholder of
Wright Investors' Service Distributors, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Wright Investors' Service Distributors, Inc. (the "Company") and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Wright Investors' Service Distributors, Inc. for the year ended December 31, 2016, solely to assist you and SIPC in evaluating Wright Investors' Service Distributors, Inc. compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and the attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2016, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

2. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

3. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

4. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

/s/ EisnerAmper LLP

EisnerAmper LLP

New York, New York
February 15, 2017

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended **12/31/2016**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

10*10*******959***********************ALL FOR AADC 105
29579 FINRA DEC
WRIGHT INVESTORS SERVICE DISTRIBUTORS INC
177 W PUTNAM AVE
GREENWICH CT 06830-5203

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ -0-

B. Less payment made with SIPC-6 filed (**exclude interest**) ( )

____
Date Paid

C. Less prior overpayment applied (150)

D. Assessment balance due or (overpayment) < 150 >

E. Interest computed on late payment (see instruction E) for ___ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ < 150 >

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ❑ Funds Wired ❑
Total (must be same as F above) $______________

H. Overpayment carried forward $(150)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Wright Investors' Service Distributors, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President, CEO, CFO, CCO
(Title)

Dated the 23 day of JAN, 2017.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ ________ ________
Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2016
and ending 12/31/2016

Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 492,648
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	492,648
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	492,648
2d. SIPC Net Operating Revenues	$ -0-
2e. General Assessment @ .0025	$ -0-

(to page 1, line 2.A.)